

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 4, 2008

<u>Via U.S. Mail and Fax (503) 224-5371</u>
Mr. Peter Craven
Chief Financial Officer
Torrent Energy Corporation
1 SW Columbia Street, Suite 640
Portland, OR 97258

> **Re: Torrent Energy Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed July 16, 2007**
> **File No. 0-19949**
>
> **Form 10-Q for the Period Ended December 31, 2007**
> **Filed February 19, 2008**

Dear Mr. Craven:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         /s/ Chris White

                         Chris White
                         Branch Chief Accountant